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SEC FILE NUMBER
8- 53536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & S Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2744 Sand Hill Road
                                   (No. and Street)

Menlo Park   CA   94025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary H. Marshall   (415) 781-0793
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accoutants

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2006

~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Mary H. Marshall_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___H & S Securities, LLC_____, as of ___December 31_____, ___2005__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of ___CALIFORNIA_____

County of ___SAN FRANCISCO_____

Subscribed and sworn (or affirmed) to before me this 30TH day of JANUARY , 2006

_____
Notary Public

_____
Signature

_____
Title

member - fin/ops

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



H & S Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
H & S Securities, LLC

We have audited the accompanying statement of financial condition of H & S Securities, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & S Securities, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2006

We Focus & Care [SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 ● Fax (818) 886-1924
www.baicpa.com

H & S Securities, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	53,733
Other assets		341
Total assets	**$**	**54,074**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	7,424
Total liabilities		7,424
Members' equity		46,650
Total liabilities and members' equity	**$**	**54,074**

The accompanying notes are an integral part of these financial statements.

H & S Securities, LLC
Statement of Operations
For the Year Ended December 31, 2005

Revenue

Commissions	$	4,813
Total revenue	$	4,813

Expenses

Professional fees	5,357
Management fees	11,796
Other operating expenses	1,615
Total expenses	18,768
Income (loss) before income tax provision	(13,955)
Income tax provision	800
Net income (loss)	$ (14,755)

The accompanying notes are an integral part of these financial statements.

H & S Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Members' Capital
Balance at January 1, 2005	$ 72,010
Capital contributions	9,345
Distributions	(19,950)
Net income	(14,755)
Balance at December 31, 2005	$ 46,650

H & S Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:

Net income (loss)			$ (14,755)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
(Increase) decrease in:			
Receivables from affiliates	$	–	
(Decrease) increase in:			
Accounts payable and accrued expense		(1,058)	
Total adjustments			(1,058)
Net cash provided by (used in) operating activities			(15,813)

Cash flows from investing activities: —

Cash flows from financing activities:

Capital contributions		9,345	
Capital distributions		(19,950)	
Net cash provided by (used in) financing activities			(10,605)
Net increase (decrease) in cash			(26,418)
Cash at beginning of year			80,151
Cash at end of year			$ 53,733

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H & S Securities, LLC (the "Company"), was organized in the State of California on October 3, 2000, as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is an (introducing) broker/dealer which earns commissions on mutual fund transactions and variable insurance products. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2:   RELATED PARTIES

The majority of the members of the Company are also partners in the firm of Hood & Strong, LLP, a certified public accounting firm. Hood & Strong LLP formed H & S Financial Advisors, LLC, a registered investment advisory firm, H & S Private Client Insurance Services, LLC, an insurance agency, and H & S Securities, LLC to conduct investment advisory services for its clients.

Note 2: RELATED PARTIES
(Continued)

Members of the Company are also members of the other two LLCs. The Company has an affiliate expense agreement with Hood & Strong LLP, whereby Hood & Strong, LLP will pay for all shared operating expenses and the Company will pay for all expenses directly related to the broker/dealer activities. The Company reimbursed H & S Financial Advisors, LLC for its share of personnel expenses which totaled $11,796 in 2005. At year end the Company owes the related party $1,092 for shared expense.

Note 3: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of the partnership's income or losses are passed through to the partners individually.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2005, the Company recorded the minimum limited liability company income tax of $800.

NOTE 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 5:   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $46,309, which was $41,309 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $(7,424) to net capital was 0.16 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital

Members' equity	$ 46,650	
Total Members' equity		$ 46,650
Less: Non allowable assets		
Other assets	(341)	
Total non-allowable assets		(341)
Net Capital		46,309

Computation of net capital requirements

Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 495	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 41,309
Ratio of aggregate indebtedness to net capital	0.16: 1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005 due to rounding.

H & S Securities, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to H & S Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

H & S Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to H & S Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

H & S Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
H & S Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of H & S Securities, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by H & S Securities, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based upon this understanding on our study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2006